UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No. __)*

                                  ACCEL International Corporation
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                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
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                                  (Title of Class of Securities)

                                            004299 10 3
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                                          (CUSIP Number)

                                      William H. Cuddy, Esq.
                                        Day, Berry & Howard
                           CityPlace I, Hartford, Connecticut 06103-3499
                                           (860) 275-0100
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                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                        September 20, 1996
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                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement /x /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

Continued on the following pages.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Arnold L. Chase
        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)/   /
                                                            (b)/ x /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                   /    /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

                       7      SOLE VOTING POWER
                              1,013,942 shares
NUMBER OF
 SHARES                8      SHARED VOTING POWER
BENEFICIALLY                  -0- shares
 OWNED BY
  EACH                 9      SOLE DISPOSITIVE POWER
REPORTING                     1,013,942 shares
 PERSON
  WITH                10      SHARED DISPOSITIVE POWER
                              -0- shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,013,942 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                              /   /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.9%

14      TYPE OF REPORTING PERSON*
        IN

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL Corporation ("ACCEL"), a Delaware corporation whose principal executive offices are located at 475 Metro Place, North Dublin, Ohio 13017.

Item 2. Identity and Background.

        (a)    Name:

               Arnold L. Chase (the "reporting person")

        (b)    Residence or Business Address:

               c/o Chase Enterprises, Inc.
               One Commercial Plaza
               Hartford, Connecticut 06103

        (c)    Present Principal Occupation or Employment:

               Executive Vice President of Chase Enterprises.

        (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Citizenship:

        The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        On September 20, 1996, the reporting person acquired 1,013,942 shares of Common Stock from American Ranger Inc. ("ARI") as consideration for repayment of a private loan made by the reporting person to ARI. The exchange of Common Stock for loan repayment was made at $2.25/share. The amount of debt repaid was $2,281,369.50. Such loaned funds had been obtained from the personal funds of the reporting person.

Item 4. Purpose of Transaction.

        The reporting person is holding the 1,013,942 shares of Common Stock he owns of record for investment purposes. Based on his ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to him, offers for his shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to sell or seek the sale of all or part of his present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

        Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of ACCEL;

        (f) Any other material change in ACCEL's business or corporate structure;

        (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

        (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) (i) As of the date hereof, the reporting person owns of record and beneficially 1,013,942 shares of Common Stock, or 11.9% of the 8,532,720 shares of Common Stock outstanding as of September 5, 1996.

                       (ii) In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any of the (1) 5,350 shares of Common Stock or less than 0.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by Sandra M. Chase, the spouse of the reporting person, (2) 1,284,250 shares of Common Stock or 15.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by Rhoda L. Chase, mother of the reporting person and the spouse of David T. Chase,
               (3)1,008,405 shares of Common Stock or 11.8% of the shares of Common Stock outstanding as of September 5, 1996 owned by The Darland Trust for which Rothschild Trust Cayman Limited serves as trustee and in which Cheryl Chase Freedman, sister of the reporting person and daughter of David T. Chase and Rhoda L. Chase, is a beneficiary, (4) 335,000 shares of Common Stock or 3.9% of the shares of Common Stock outstanding as of September 5, 1996 owned by Insurance Holdings Limited Partnership, a limited partnership in which Chase Insurance Corporation is the general partner and Rhoda L. Chase, Sandra M. Chase and
               CCF Family Trust are limited partners, or (5) 692,037 shares of Common Stock or 8.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by ARI.

        (b) The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 1,013,92 shares of Common Stock owned by him.

        (c) Besides the transaction described in Item 3 herein, no transactions have occurred during the past sixty days involving the reporting person.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

        (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not Applicable.

Item 7. Material to be Filed as Exhibits.

        Not Applicable.

                                 SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the reporting person certifies that the information set forth in the Statement is true, complete and correct.

Dated:  October 2, 1996



                                      /s/ Arnold L. Chase
                                      Name:  Arnold L. Chase